

SEED
INDIVIDUAL SURVEY

80%
Bachelors degree or higher

60%
non-accredited investors

JOB FUNCTION:
Top 3
Marketing, Finance, and Legal

INVESTMENT INTEREST:

Finance, Healthcare, Real Estate, Music, Gaming, Food & Beverage, Fashion & Beauty

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6 OUT OF 10
Respondents are willing to serve in an advisory role



INVESTOR PROFILE:
Majority of investors make $100,000 or more a year and have between $1,000-$10,000 in discretionary income

MAKE YOUR FIRST INVESTMENT TODAY
WWW.SEEDATTHETABLE.COM